Exhibit 99.3

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

NOTIFICATION LETTER

16 April 2018

Dear Non-registered Holder (1),

PetroChina Company Limited (the “Company”)

– Notice of Publication of 2017 Annual Report (“Current Corporate Communications”)

The English and Chinese versions of the Company’s Current Corporate Communications are available on the Company’s website at www.petrochina.com.cn and the website of HKEXnews at www.hkexnews.hk. You may access the Current Corporate Communications by browsing through the Company’s website or the website of HKEXnews.

If you want to receive a printed version of the Current Corporate Communications, please complete the Request Form on the reverse side and return it to the Company c/o Hong Kong Registrars Limited (the “Hong Kong Share Registrar”) by using the mailing label at the bottom of the Request Form (no need to affix a stamp if posted in Hong Kong; otherwise, please affix an appropriate stamp). The address of the Hong Kong Share Registrar is 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong. The Request Form may also be downloaded from the Company’s website at www.petrochina.com.cn or the website of HKEXnews at www.hkexnews.hk.

Should you have any queries relating to any of the above matters, please call the Company’s telephone hotline at (852) 2862 8688 during business hours from 9:00 a.m. to 6:00 p.m. from Monday to Friday, excluding public holidays or send an email to PetroChina.ecom@computershare.com.hk.

By order of the Board PetroChina Company Limited Wu Enlai Secretary to the Board

Note:	(1) This letter is addressed to Non-registered Holders (“Non-registered Holder” means such person or company whose shares are held in The Central Clearing and Settlement System (CCASS) and who has notified the Company from time to time through Hong Kong Securities Clearing Company Limited to receive Corporate Communications). If you have sold or transferred your shares in the Company, please disregard this letter and the Request Form on the reverse side.

Request Form

To:	PetroChina Company Limited (the “Company”)
(Stock Code: 00857)
c/o Hong Kong Registrars Limited
17M Floor, Hopewell Centre, 183 Queen’s Road East,
Wan Chai, Hong Kong

I/We have already received a printed copy of the Current Corporate Communications in Chinese / English or have chosen (or are deemed to have consented) to read the Current Corporate Communications posted on the Company’s website, I/We would like to receive another printed version of the Current Corporate Communications of the Company as indicated below:

(Please mark ONLY ONE (X) of the following boxes)

☐	I/We would like to receive a printed copy in English now.

☐	I/We would like to receive a printed copy in Chinese now.

☐	I/We would like to receive both the printed English and Chinese copies now.

Name(s) of Shareholder(s)#	Signature
(Please use ENGLISH BLOCK LETTERS)

Address#

Contact telephone number	Date

# You are required to fill in the details if you download this request form from the Company’s Website.

Notes

1.	Please complete all your details clearly.

2.	If your shares are held in joint names, the shareholder whose name stands first on the register of members of the Company in respect of the joint holding should sign on this Request Form in order to be valid.

3.	Any form with more than one box marked (X), with no box marked (X), with no signature or otherwise incorrectly completed will be void.

4.	For the avoidance of doubt, we do not accept any other instructions written on this Request Form.

5.	Please note that both printed English and Chinese versions of all the Company’s Corporate Communications which we have sent to our Shareholders in the past 12 months are available from the Company on request. They are also available on the Company’s website (http://www.petrochina.com.cn) for five years from the date of first publication.

MAILING LABEL

Please cut the mailing label and stick this on the envelope to return this Change Request Form to us. No postage stamp necessary if posted in Hong Kong.	Computershare Hong Kong Investor Services Limited Freepost No. 37 Hong Kong